===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,          August                              2006
                           ---------------------------        ----------------
Commission File Number     000-23464
                           ---------------------------        ----------------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                   Form 20-F                  Form 40-F      X
                              ------------              -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                           No      X
                         -----------------          ---------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


===============================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           News release dated August 2, 2006 ("STA TRAVELS THE GLOBE
                     TO IMPLEMENT REDDOT CONTENT MANAGEMENT SYSTEM")
         2           News release dated August 10, 2006 (`HUMMINGBIRD TO RELEASE
                     THIRD QUARTER FY2006 RESULTS MONDAY, AUGUST 14, 2006 AFTER MARKET CLOSE")
         3 News release dated August 14, 2006 ("HUMMINGBIRD RELEASES HUMMINGBIRD CONNECTIVITY(TM) 2007 - READY FOR WINDOWS VISTA")
         4 News release dated August 15, 2006 ("HUMMINGBIRD UNVEILS DESKTOP REMOTE ACCESS APPLICATION SOLUTION FOR LINUX(R)")
         5 News release dated August 15, 2006 ("HUMMINGBIRD LAUNCHES REDDOT LIVESERVER 3.0")
         6 News release dated August 21, 2006 ("HUMMINGBIRD EXTENDS ITS LEGENDARY EASE OF USE WITH SEAMLESS INTEGRATION TO MICROSOFT(R) SHAREPOINT(R) PRODUCTS AND TECHNOLOGIES")
         7 News release dated August 21, 2006 ("HUMMINGBIRD RAISES THE BAR FOR PROACTIVE COMPLIANCE WITH RELEASE OF LEGALKEY(R) INTERACTIVE CONFLICTS RESOLUTION(TM)")
         8 News release dated August 22, 2006 ("HALL, RENDER, KILLIAN, HEATH & LYMAN SWITCHES TO HUMMINGBIRD ENTERPRISE(TM) FOR LEGAL FOR MATTER-CENTRIC DOCUMENT LIFECYCLE MANAGEMENT")
         9 News release dated August 23, 2006 ("HUMMINGBIRD LAUNCHES LEGALKEY(R) CERTIFIED PARTNER PROGRAM")
         10 News release dated August 28, 2006 ("KMWORLD MAGAZINE NAMES HUMMINGBIRD ENTERPRISE(TM) AND REDDOT XCMS(TM) "TREND-SETTING PRODUCTS OF 2006")
         11 News release dated August 30, 2006 ("OSHYN AND REDDOT PARTNER TO DELIVER PREMIUM WEB CONTENT MANAGEMENT SOLUTIONS FOR .NET-BASED PLATFORMS")

                                                                  DOCUMENT 1

[HUMMINGBIRD LOGO OMITTED]

       STA Travels the Globe to Implement RedDot Content Management System
       -------------------------------------------------------------------

STA Travel migrates international Web sites to RedDot CMS, delivering powerful personalization and translation tools

Toronto, Ontario and London, England - August 2, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that STA Travel, the world's largest student travel organization helping students travel in over 90 countries, has revamped and standardized its global Web presence using the Web content management solution from RedDot Solutions, a Hummingbird company.

STA Travel is using RedDot CMS on a global scale for all of its Web sites, such as www.statravel.co.uk, offering exciting enhancements including localization and language translation. In a major shift, STA Travel product staff will now enjoy the benefits of fast travel information upload, simplified Web processes and ownership of their own content sections.

Personalization, Compliance & Translation
-----------------------------------------
RedDot CMS provides STA Travel with the tools to powerfully enhance the technical aspects of its Web site. Additionally, RedDot LiveServer enables the company to pull content from partner travel sites such as `Lonely Planet,' `Whats on When' and `Off Exploring,' allowing customers to preview destination information on STA Travel sites. Furthermore, STA Travel has utilized RedDot CMS to help protect their brand and achieve a unified look and feel while maintaining `A' standard compliance. This has greatly improved visitors' ease of use and the company's search engine optimization ranking.

"To achieve online brand consistency, and stay ahead of the game in a fiercely competitive market, we had to migrate to a single global content management infrastructure. We are delighted with the implementation so far and have an ambitious, but achievable schedule for continued rollout," said Craig Hepburn, Global Webmaster for STA Travel. "The great thing about RedDot CMS is that our staff members have found it extremely easy to use, in particular our `product owners' who are responsible for the marketing of individual travel products. Getting content online quickly is also no longer a problem - and this is vital for driving online sales.

"Importantly, RedDot CMS has enabled us to build the site to a much higher standard. In fact, we are already seeing a positive response from customers as we have been able to upload around 20% more product offerings much more efficiently. We have also maximized the potential of RedDot LiveServer by delivering dynamic content from `Lonely Planet' and `Whats On When'. This provides our online customers with great travel products and up to date content about destinations," added Hepburn.
..
STA Travel's global standardization has been launched across the UK, Australia, US and Canada. The company has recently launched their local language sites to other large markets including Germany, Switzerland and Austria. Current migrations are being carried out in the Nordics, South Africa and Asia, which will be facilitated by RedDot Translation Editor.

"A company such as STA Travel, which works in an extremely competitive online environment, is heavily reliant on its Web presence for business. Delivering relevant dynamic content to online customers with consistent brand recognition look and feel is imperative to any online global business today," said Peter Aylward, Managing Director at RedDot Solutions in the UK. "The key to RedDot's success with STA Travel is a powerful CMS that is easy to use and fast to deploy
- there is a fast payback."

RedDot CMS and RedDot LiveServer are integral components of Hummingbird's market leading enterprise content management offering.

About RedDot Solutions
----------------------
RedDot Solutions, a Hummingbird company, provides enterprise content management software to create and manage the content that drives business. Recognised throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS(TM) (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process workflow, personalisation and collaboration. More than 1,700 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade rely on RedDot to increase productivity, improve operational efficiency and reduce risk. For more information, please visit www.reddot.com or www.reddot.co.uk.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:
Dan Coombes                           Michele Stevenson
Director, Investor Relations          Senior Manager, Corporate Communications
Hummingbird Ltd.                      Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359           Tel: 416 496-2200 ext. 2623
daniel.coombes@hummingbird.com        michele.stevenson@hummingbird.com

In the U.S.:                          In the UK:
Elizabeth Torrie Zwaryczuk            Sian Aherne / Katie Judge
Director of Public Relations          Fuse PR
RedDot Solutions Corporation          020 8752 3208 / 3211
212-425-3988, ext. 215                sian@fusepr.com / katiej@fusepr.com
elizabeth.torrie@reddot.com

                                                                      Document 2

[HUMMINGBIRD LOGO OMITTED]

           Hummingbird To Release Third Quarter FY2006 Results Monday
                       August 14, 2006 After Market Close

Toronto - August 10, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced it will release financial results for its fiscal third quarter ended June 30, 2006 on August 14, 2006 after the close of markets.

About Hummingbird
Hummingbird Ltd. is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100 companies. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

For more information, please contact:

Dan Coombes                          Michele Stevenson
Director, Investor Relations         Senior Manager, Corporate Communications
Hummingbird Ltd.                     Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359          Tel: 416 496-2200 ext. 2623
daniel.coombes@hummingbird.com       michele.stevenson@hummingbird.com

                                                                  Document 3

[HUMMINGBIRD LOGO OMITTED]

Hummingbird Releases Hummingbird Connectivity(TM) 2007 - Ready for Windows Vista
        Latest version offers support for X11R7.1, stronger security and improved administrative tools

Toronto - August 14, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced the immediate availability of Hummingbird ConnectivityTM 2007, a feature-rich and robust suite of technologies that helps organizations meet the challenges of integrating heterogeneous legacy infrastructures, such as UNIX(R) or Mainframe, with Windows(R) desktops, while providing cost effectiveness.

Hummingbird Connectivity includes Exceed(R), NFS Maestro(TM), HostExplorer(R) and Hummingbird Security(TM) product families and supports 32-bit and 64-bit Windows operating systems such as Windows(R) 2000, Windows(R) XP and Windows Server(TM) 2003. Additionally, all products in the suite support Windows(R) Terminal Server Edition and Citrix(R) Presentation Server(TM). Connectivity 2007 is Hummingbird's first suite of products to be ready for Windows VistaTM - the upcoming and highly-anticipated Windows(R) operating system.

"The perennial market leader, Hummingbird Connectivity continues to deliver numerous industry-first, innovative and user-driven features," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Our customers have always been instrumental in our development efforts over the years and together we have achieved success. Now with Windows Vista support and a commitment to obtain Vista certification, we are even more dedicated to delivering unparalleled product functionality and substantive return on investment."

Innovation - The Fuel to Hummingbird Connectivity Success
The ability to provide innovative, first-to-market features that either anticipate or drive market trends is what makes Hummingbird the leader in the connectivity market.

o Support for latest X11 standard - Exceed is first in Hummingbird Connectivity 2007 offering commercial support for X11R7.1 - the latest X Window System technology release.

o Event Monitoring Server - A new addition to Hummingbird Connectivity 2007, Event Monitoring Server is a robust and scalable facility designed to help administrators gather information about their Connectivity infrastructure.

o Delegation and SECINFO Support - NFS Maestro is the first PC NFS solution in the industry to support advanced NFSv4 features such as Delegation - a performance enhancing feature that is achieved through aggressive client caching, allowing NFS server to delegate particular operations to NFS clients and reduce over-the-wire network traffic and the latency associate with it; and SECINFO - a mechanism that allows an NFS client to discover what security flavor is required in order to successfully connect to a shared file system on a remote NFS server.

o Central Repository - Multiple Profile Space allows organizations to set up one or multiple central repositories to store Exceed and HostExplorer connection settings including local drives, remote file systems or LDAP directories. User access rights are enforced through a seamless integration with Microsoft Windows ACLs or LDAP ACLs.

o Xinerama and X Video Support - Exceed 2007 provides support for Xinerama - an extension that allows X applications and window managers to properly recognize multiple physical monitors and adjust the behavior of the application accordingly; and X Video - an extension that utilizes hardware capacities to speed up video playback and to reduce total CPU time on both systems running Exceed and the X client.

Stronger Security
The Hummingbird Security product family grows even stronger in Connectivity 2007 with several key enhancements:

o X.509 Certificate Authentication for SSH - Connectivity Secure Shell(TM) now offers support for the draft RFC of the SSH public key authentication based on a user X.509 certificate.

o Integrated SOCKS Support - SOCKS is a networking proxy protocol that enables hosts on one side of a SOCKS server to gain full access to hosts on the other side of the SOCKS server without requiring direct
     IP-reachability. Often used as a network firewall, this new feature allows users to configure sessions to use a SOCKS server.

o LIPKEY Support - NFS Maestro 2007 introduces support for Low Infrastructure Public Key (LIPKEY) as an alternative GSS provider for RPCSEC_GSS authentication.

Availability: Hummingbird Connectivity 2007 is available immediately. For more information, please visit: http://connectivity.hummingbird.com.

About Hummingbird Connectivity(TM)
Hummingbird Connectivity is a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system. Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop. Based on robust and recognized standards, every Hummingbird Connectivity product is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest, and most secure single point of access to UNIX systems, Mainframes and AS/400s. For more information, visit http://connectivity.hummingbird.com/home/connectivity.html.

About Hummingbird
Hummingbird Ltd. is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100 companies. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Hummingbird Contacts:

Dan Coombes                          Michele Stevenson
Director, Investor Relations         Senior Manager, Corporate Communications
Tel: 416- 496-2200 ext. 6359         Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com          michele.stevenson@hummingbird.com

                                                                 Document 4

[HUMMINGBIRD LOGO OMITTED]


              Hummingbird Unveils Desktop Remote Access Application
                              Solution for Linux(R)
     Exceed onDemand(R) 6 offers Linux and Windows(R) desktop users secure, high-performance remote access application over LAN and WAN

Toronto, Ontario and LinuxWorld Conference and Expo, San Francisco, CA - August 15, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today unveiled Exceed onDemand(R) 6 with an innovative X11 remote access application solution for Linux(R) desktops. A leader in X Window technologies, Hummingbird has built the new generation of Exceed onDemand to allow Windows(R) and now Linux users to quickly and accurately access X11 applications and data across any type of network connection.

With increasing popularity and acceptance of Linux as an alternative enterprise desktop operating system, it has created a demand for a remote access solution that harnesses the power of the Linux operating system, freeing Linux users from IT infrastructure constraints, and providing them with the ultimate flexibility to access business applications and data over any type of network. Responsiveness, manageability, security and scalability were all critical requirements made by the Linux community in creating Exceed onDemand 6.

A component of the Hummingbird Connectivity(TM) family of products, Exceed onDemand is the most powerful and complete ultra-thin, multi-tiered X server on the market. While sharing the same roots as Hummingbird Exceed(R), the award-winning PC X server from Hummingbird, Exceed onDemand 6 delivers unprecedented performances for X11 application display over LAN and WAN as a result of Hummingbird's highly efficient Thin X Protocol on Windows and Linux desktops.

Exceed onDemand also provides significant security and productivity gains for remote application displays including:

o Strong authentication, simplified firewall traversal and end-to-end communication encryption over SSL and Secure Shell
o Ability to suspend and resume sessions, and automatic session recovery in case of communication failure
o     Shared sessions to facilitate collaborative work
o     Central administration and minimal deployment efforts

"Hummingbird customers recognize the benefits of Linux in the enterprise environment and we are committed to helping them realize those benefits," said Xavier Chaillot, director of product management and product marketing, Hummingbird Connectivity. "By bringing the Exceed onDemand technology to the Linux platform, Hummingbird provides customers with the most secure, high-performance X11 application display solution on the market."

Availability: Exceed onDemand 6 will ship in Q1'2007.

About Hummingbird Connectivity(TM)
Hummingbird Connectivity is a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system. Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop. Based on robust and recognized standards, every Hummingbird Connectivity product is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest, and most secure single point of access to Unix systems, Mainframes and AS/400s. For more information, visit http://connectivity.hummingbird.com/home/connectivity.html.

About Hummingbird
Hummingbird Ltd. is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100 companies. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

Hummingbird Contacts:
Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com            michele.stevenson@hummingbird.com

                                                                  Document 5

[HUMMINGBIRD LOGO OMITTED]


                   Hummingbird Launches RedDot LiveServer 3.0

Toronto, Ontario and New York, NY - August 15, 2006 - Hummingbird Ltd. (NASDAQ:
HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced the global availability of RedDot LiveServer 3.0, the latest release of its Content Delivery and Web Application Integration software from RedDot Solutions, a Hummingbird company.

RedDot LiveServer delivers personalization, contextual delivery, extended search and application integration to help organizations deliver content in context and extend their content management investment.

Organizations who put content to use with contextual delivery help fulfil the high expectations of visitors, customers and prospects. According to Forrester Research, "Delivering quality content through the customer-facing Web site while delivering poor content through the call center can lead to customer dissatisfaction when customer service reps are unable to quickly handle customer calls. Delivering quality content through an email campaign without having the same quality content available to the end user when she arrives at the customer-facing Web site leads to a poor customer experience. Enterprises focused on improving the customer experience often recognize that content unites these different channels and helps provide a more consistent and persuasive customer experience."(1)

Focused on helping organizations better deliver content, RedDot LiveServer 3.0 now features:

o Integrated Web analytics, provided with Hummingbird BI Query technology, to allow organizations to understand how the content of their site is being used to quickly update their Web site and online campaigns based on that knowledge.

o New out-of-the-box reports with extensive analytic options, which give marketers important information on content and campaign performance to optimize site performance.

o Extended integration options to access existing documents from other leading document management systems. LiveServer's `Content Integrator' module now provides check-in/check-out and write access to all document repositories to allow users to create, change and delete information, as well as read documents.

o Improved search engine functionality for complex and personalized search queries enabling capabilities such as faceted searching, which are especially critical for intranets and extranets.

----------------------
(1) Excerpted from The Forrester Wave(TM): Content-Centric Applications, Q1 2006, Forrester Research, Inc., March 2006.

"LiveServer 3.0 gives organizations powerful personalization and content delivery technology; LiveServer lets them put business content to use," said Detlef Kamps, president of RedDot Solutions. "As more and more companies strive to determine how customers or potential prospects are using and interacting with their site, LiveServer 3.0's integrated Web analytics allow organizations to easily update their site content based on those usage patterns."

RedDot LiveServer consistently meets the demanding requirements of customers such as American Dietetic Association, City and County of San Francisco Human Services Agency, Government of Alberta, Kinetic Concepts, Inc., National Academy Foundation and Sloan Valve.

About RedDot Solutions
RedDot Solutions, a Hummingbird company, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS(TM) (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process workflow, personalization and collaboration. More than 1,700 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade rely on RedDot to increase productivity, improve operational efficiency and reduce risk. For more information, please visit: http://www.reddot.com/.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

For further information, please contact:

Dan Coombes                           Michele Stevenson
Director, Investor Relations          Senior Manager, Corporate Communications
Hummingbird Ltd.                      Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359          Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com           michele.stevenson@hummingbird.com


Elizabeth Torrie Zwaryczuk
Director of Communications
RedDot Solutions
212-425-3988, ext. 215
elizabeth.torrie@reddot.com

                                                                 Document 6

[HUMMINGBIRD LOGO OMITTED]

     Hummingbird Extends its Legendary Ease of Use with Seamless Integration to Microsoft(R) SharePoint(R) Products and Technologies
        Hummingbird Enterprise(TM) eDOCS for SharePoint provides seamless access to content managed by Hummingbird

Toronto, Ontario and ILTA '06, Orlando, Florida - August 21, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced the general availability of Hummingbird Enterprise(TM) eDOCS for Microsoft(R) SharePoint(R) which provides seamless access to and interaction with content managed by Hummingbird Enterprise through Microsoft Office SharePoint Portal Server 2003. eDOCS for Microsoft SharePoint will also integrate with Microsoft Office SharePoint Server 2007 when it is launched.

eDOCS for Microsoft SharePoint enables organizations to further leverage their investment in Hummingbird Enterprise, by providing workers using SharePoint Technologies with seamless access to Hummingbird's robust document management and records management capabilities in support of regulatory compliance.

eDOCS for Microsoft SharePoint is a collection of customizable Web Parts which expose the rich functionality of Hummingbird Enterprise within Microsoft Office SharePoint environments, providing a central point of access to documents, folders, and workspaces and exposing Hummingbird's leading full text search capabilities through SharePoint products and technologies. It offers fully customizable document/folder views based on secure metadata and login access rights.

"Hummingbird has a strong heritage of providing the best application integration with the Microsoft platform. In addition to fully leveraging Microsoft SQL Server as the underlying content repository platform for Hummingbird Enterprise, Hummingbird continues to deliver innovative solutions to ensure that organizations can make more efficient use of the Microsoft technology stack," said Alp Hug, Vice President of Strategic Business Development, Hummingbird Ltd. "eDOCS for Microsoft SharePoint will provide our joint customers with the ability to leverage Hummingbird Enterprise through Microsoft SharePoint, allowing information workers to further extend their productivity."

"Hummingbird's rich expertise building solutions for Fortune 100 companies around the world is well known," said Kurt DelBene, Corporate Vice President of the Office Business Platform Group at Microsoft. "Together with the investments we're making with the 2007 Office system, Hummingbird's customers will be able to realize the benefits of having the content they need at the tips of their fingers, within a single environment, so they can make better business decisions."

With more than 700 attorneys and other professionals in 10 U.S. offices and a global reach throughout Europe, Asia, the Middle East, Latin America and Canada, Sonnenschein Nath & Rosenthal LLP serves many of the world's largest and best-known businesses, nonprofits and individuals. "Our Firm's information management goals require integrating information from multiple firm systems. We use our Web Portal as the delivery vehicle where these assets, the firm's collective knowledge about people, companies, relationships, experience and expertise, intersect in an attorney-preferred desktop view," said Andy Jurczyk, Chief Information Officer at Sonnenschein. "We partnered with both Microsoft and Hummingbird to develop a Web portal platform using and integrating the latest technologies from both companies. The portal provides our attorneys with the flexibility to organize information into client, matter and practice-centric views for optimal productivity and client service.

"We are contemplating integrating Hummingbird's LegalKEY Records Management within our SharePoint portal for transparency into client records as well as e-filing capabilities. Further, we are planning new client extranets as well as Web site advances all as a direct result of our work with Microsoft and Hummingbird and the synergies among their product offerings," adds Jurczyk.

Taylor Vinters, a leading regional UK law firm and long established Hummingbird user will be deploying the newly released Hummingbird eDocs for Microsoft SharePoint as part of a major development they are undertaking to deliver combined CRM, financial and document information to all staff, facilitating improved working efficiencies and better customer contact and service.

"Software such as Hummingbird Enterprise, Microsoft Dynamics and SharePoint Portal have opened up fantastic possibilities for IT to deliver to the firm real tangible benefits in improving the firm's access to information," said Steve Sumner, Director of IT at Taylor Vinters. "The ability to interface Microsoft's SharePoint platform with Hummingbird technology will be a key benefit for us. It will enable people to call up in an instant a list of documents for a client and work on them, all with a simple search, and not only documents but CRM and financial information as well. That all translates to real financial benefits by making us more efficient in doing what we do with Microsoft SharePoint Server, while Hummingbird Enterprise addresses of all our document management needs.

"That holy grail of integrated IT at the front of the house is coming closer with Hummingbird and Microsoft joined together. Our ongoing investment in their technology is ready to spring us forward," added Sumner.

Located in Brussels, the EFTA Surveillance Authority was formed to ensure that European Economic Area (EEA) rules are properly enacted and applied by the EFTA States, which include Iceland, Liechtenstein and Norway. The EFTA Surveillance Authority is currently evaluating eDocs for Microsoft SharePoint in order to implement a system that enables two way electronic communication with external parties and the Authority. This comprises both uploading of information by external parties and publishing of structured and unstructured content for search and retrieval purposes.

"For us, the principal value we see in the integration is the easy way that we may integrate our internal Hummingbird Enterprise document management system in different situations and be able to expose only a subset of the content to external parties. We plan to implement subsites that general users may use for accessing information that is non-confidential," said Battista Vailati, Officer, Information Technology for the EFTA Surveillance Authority. "Additionally, by leveraging our Hummingbird document management repository through Microsoft SharePoint, we will be able to create these subsites considerably faster than in the past."

Hummingbird partner, Eli Rotenberg, from Systematics Ltd. states: "Hummingbird has done a good job exposing the functionality of Hummingbird Enterprise DM from within the Microsoft SharePoint environment. From the perspective of an end user, the integration is quite intuitive and will not require any special training for those who are familiar with Hummingbird Enterprise DM. From the point of view of the system administrator, installation and configuration of the integrated technologies is straight forward and user-friendly."

Hummingbird will be demonstrating Microsoft SharePoint integration at booth #306/308 at the International Legal Technology Association `06 conference to be held August 21-24 at Grand Lakes Resort in Orlando, Florida.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100 companies. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

NOTE: Product or service names mentioned herein are the trademarks of their respective owners.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

Hummingbird contacts:
Dan Coombes                         Michele Stevenson
Director, Investor Relations        Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359         Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com         michele.stevenson@hummingbird.com

                                                                     Document 7

[HUMMINGBIRD LOGO OMITTED]


       Hummingbird Raises the Bar for Proactive Compliance with Release of
                LegalKEY(R) Interactive Conflicts Resolution(TM)
 New dynamic report review capabilities designed to improve law firm compliance and capture audit trail of conflicts resolution process

Toronto, Ontario and ILTA '06, Orlando, Florida - August 21, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced the release of LegalKEY(R) Interactive Conflicts Resolution(TM), a Web-based system that enables law firms to collaboratively review and resolve conflicts before bringing in new business. LegalKEY Interactive Conflicts Resolution works in conjunction with LegalKEY Conflicts Management(TM), which provides thorough conflict of interest searches against internal and external (e.g. OFAC/SDN) source for optimal firm protection.

LegalKEY Interactive Conflicts Resolution was designed to help attorneys resolve conflicts quickly, interactively and thoroughly. After a conflicts search is initiated, users can review "hit" reports online and collaboratively work with each other to resolve conflicts. With firm-defined fields and easy-to-navigate views, these dynamic reports streamline the conflicts resolution process significantly and improve the turn-around time for beginning billable work. Further, risk management features capture the entire user thread involved in resolving each hit and automatically declare the entire conflict resolution related to each client/matter as a record in the matter file once approved.

"We understand the challenges law firms face in balancing the need to begin billable work with risk mitigation. Interactive Conflicts Resolution not only streamlines the conflicts review process, but also provides a complete audit trail and record of the resolution process," said Yuri Frayman, Vice President, Legal Business Solutions, Hummingbird Ltd. "It is yet another advancement in our continuing commitment to provide our law firm customers with leading edge proactive compliance capabilities."

LegalKEY Interactive Conflicts Resolution is part of Hummingbird Enterprise(TM) for Legal, which includes New Business Intake(TM), Conflicts Management, Document Management, Records Management and Critical Dates Management(TM) systems developed specifically for law firms. Hummingbird is showcasing LegalKEY Interactive Conflicts Resolution during the International Legal Technology Association (ILTA)'s annual conference, held August 21-24 at the Grande Lakes Resort, Orlando, Fla.

About Hummingbird Enterprise(TM) for Legal
Hummingbird Enterprise for Legal, with LegalKEY(R) practice support solutions, provides an end-to-end proactive compliance framework to ensure that information is properly captured, reviewed, utilized and stored throughout the lifecycle of a matter -- from initial client/matter intake through to final disposition. Hummingbird Enterprise for Legal includes: New Business Intake, Conflicts Management, Document Management, Records Management and Critical Dates Management systems, all tailored specifically to the way that information flows and is used in law firms. More than 65% of the AMLAW 100, and nine of the top 10 global law firms use Hummingbird. For more information, visit www.hummingbird.com/legal.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

For more information, please contact:

Dan Coombes                           Michele Stevenson
Director, Investor Relations          Senior Manager, Corporate Communications
Hummingbird Ltd.                      Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359           Tel: 416 496-2200 ext. 2623
daniel.coombes@hummingbird.com        michele.stevenson@hummingbird.com

                                                                     Document 8

[HUMMINGBIRD LOGO OMITTED]

   Hall, Render, Killian, Heath & Lyman Switches to Hummingbird Enterprise(TM)
           for Legal for Matter-Centric Document Lifecycle Management Migration is first phase of shift to matter lifecycle approach enabled by
                      Hummingbird Enterprise(TM) for Legal

Toronto, Ontario and ILTA '06, Orlando, Florida - August 22, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Hall, Render, Killian, Heath & Lyman P.C., recognized as one of the preeminent health law firms in the United States, has successfully completed deployment of Hummingbird Enterprise(TM) DM (DM), marking the completion of the first phase of the firm's switch from its previous document management vendor to Hummingbird's centralized proactive compliance system for managing client information throughout the matter lifecycle.

With the implementation of DM, the core repository for the firm's work in process, Hall Render can now manage client/matter information from matter inception through to final disposition. Hummingbird partner, Onward Technologies, a full-service IT solutions provider to law firms and enterprise professionals, worked in conjunction with the Hall Render IT team to oversee the design and implementation of the conversion process.

"Hummingbird Enterprise DM represents a major component of the firm's overall enterprise information architecture. Moving from a stand-alone document management system to a comprehensive proactive compliance platform will allow us to leverage existing technology investments and integrate with emerging technologies," said Jason Barkes, Director of Information Technology at Hall Render.

The combination of Hummingbird Enterprise DM, LegalKEY(R) product suite and Microsoft Exchange Server creates a matter-centric environment for managing client information which was a key factor in Hall Render's decision to switch from their previous document management provider to Hummingbird early this year.

"As Hall Render considered its forward-looking plans for information management, it became increasingly clear that only Hummingbird could offer a proven, end-to-end solution," said Matt Dell, Vice President, Business Development, Onward Technologies. "Furthermore, the firm appreciated Hummingbird's flexibility and pricing that allows users to utilize whatever interface works best for them, rather than being forced to purchase multiple licenses for various interfaces."

"As was the case with Hall Render, more and more law firms are recognizing the need for a coherent and comprehensive system for collecting, storing and managing client information without sacrificing ease-of-use or productivity," explained Yuri Frayman, Vice President, Legal Business Solutions, Hummingbird Ltd. "We are extremely pleased to be their provider of choice and are excited to work with them every step of the way as they continue to move toward a centralized technology framework for managing client/matter information."


Hummingbird will demonstrate Hummingbird Enterprise(TM) for Legal including the LegalKEY product suite at booth #306/308 at the International Legal Technology Association `06 conference to be held August 21-24 at Grand Lakes Resort in Orlando, Florida.

About Hall, Render, Killian, Heath & Lyman P.S.C.
Hall, Render, Killian, Heath & Lyman, P.S.C. is a full service health law firm with offices in Indiana, Kentucky, Michigan, and Wisconsin. Since the firm was founded by William S. Hall in 1967, Hall Render has focused its practice primarily in the area of health law and is now recognized as one of the nation's preeminent law firms. For more information, please visit:
http://www.hallrender.com

About Hummingbird Enterprise(TM) for Legal
Hummingbird Enterprise for Legal, with LegalKEY(R) practice support solutions, provides an end-to-end proactive compliance framework to ensure that information is properly captured, reviewed, utilized and stored throughout the lifecycle of a matter -- from initial client/matter intake through to final disposition. Hummingbird Enterprise for Legal includes: New Business Intake, Conflicts Management, Document Management, Records Management and Critical Dates Management systems, all tailored specifically to the way that information flows and is used in law firms. More than 65% of the AMLAW 100, and nine of the top 10 global law firms use Hummingbird. For more information, visit www.hummingbird.com/legal.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

For more information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200 ext. 2623
daniel.coombes@hummingbird.com         michele.stevenson@hummingbird.com

                                                                     Document 9

[HUMMINGBIRD LOGO OMITTED]

           Hummingbird Launches LegalKEY(R) Certified Partner Program

       Program designed to increase LegalKEY proactive compliance delivery capabilities to broader law firm customer base

TORONTO and ILTA '06, ORLANDO, FL, Aug. 23 /CNW/ - Hummingbird Ltd. (NASDAQ:
HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced the creation of a partner program specific to its LegalKEY(R) proactive compliance systems. A core component of Hummingbird Enterprise(TM) for Legal, the LegalKEY product suite is designed to assist law firms in managing client/matter information from initial business intake through to final disposition. This newly-created program certifies partners to resell and implement LegalKEY Records Management(TM), Conflicts Management(TM) and Critical Dates Management(TM) applications.

In order to sell and implement LegalKEY applications, partners must complete a three-level certification process, including Sales Certification, Implementation Certification and Administrative Certification. Hummingbird has initiated the LegalKEY Certified Partner Program initiative with the following partners: ADV Document Systems, DocMan Technologies, EIM International, Matrix Logic Corporation and Onward Technologies. These five partners, who are certified partners of Hummingbird for Hummingbird Enterprise(TM) implementations, will be able to provide their law firm customers with a more comprehensive, matter lifecycle offering upon completion of the certification process which is expected to be by the end of 2006.

"Hummingbird's LegalKEY Practice Management solutions comprise exactly the tools our Legal customers want in order to increase productivity and compliance," said Bryce Ostenson, CEO at ADV Document Systems. "We are pleased to be included in their partner program and consider it a key to our future success."

"DocMan is excited and honored to be selected by Hummingbird to extend our partnership and become a certified partner for LegalKEY products and services," said Michael Pray, President, DocMan. "Just as LegalKEY has been a strategic direction for Hummingbird, it is now a strategic direction for DocMan. We are building a team of trained and certified LegalKEY Professional Services resources who have practice support experience and can draw upon DocMan's depth of knowledge from 12-plus years in the legal industry making this a win for everyone, especially our clients."

"EIM International is honored to be a part of the initial LegalKEY partner program," said Peter Lieber, Vice President, EIM International. "Our mission as long-time Hummingbird partners has always been to provide our clients with the best technology, helping firms generate business advantage while reducing their administrative and financial overhead. We believe that ability to offer LegalKEY proactive compliance systems is a critical component of the services we offer to our clients, allowing us to provide true matter lifecycle solutions for today's legal marketplace."

"Matrix Logic is pleased to be a reseller of LegalKEY Practice Support Solutions," said Stephen Page, President of Matrix Logic Corporation. "A long-time integrator of Hummingbird's document and records management offerings, Matrix Logic will bring the LegalKEY solution to the medium and small law firm market across the United States beginning in the Fall of 2006."

"Onward Technologies are excited to be now offering the LegalKEY product line," said Matt Dell, Vice President of Sales at Onward. "Our customers demand that we offer the very best solutions and we are confident that this will be a great addition to the many Hummingbird products and services we currently provide."

While these initial partners were chosen to pilot the program, Hummingbird intends to certify additional technology providers who have a proven record of supplying law firms with automated and intelligent solutions for capturing and managing client data and who will represent Hummingbird products exclusively.

"Through these strategic partnerships, we'll be able to enlarge our Hummingbird Enterprise for Legal footprint and deliver a more comprehensive compliance framework to a broader customer base through partner installations," said Yuri Frayman, Vice President, Legal Business Solutions, Hummingbird Ltd.

About Hummingbird Enterprise(TM) for Legal
Hummingbird Enterprise for Legal, with LegalKEY(R) practice support solutions, provides an end-to-end proactive compliance framework to ensure that information is properly captured, reviewed, utilized and stored throughout the lifecycle of a matter - from initial client/matter intake through to final disposition. Hummingbird Enterprise for Legal includes: New Business Intake, Conflicts Management, Document Management, Records Management and Critical Dates Management systems, all tailored specifically to the way that information flows and is used in law firms. More than 65% of the AMLAW 100, and nine of the top 10 global law firms use Hummingbird. For more information, visit www.hummingbird.com/legal.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For more information, please contact:

Dan Coombes                            Michele Stevenson
Director, Investor Relations           Senior Manager, Corporate Communications
Hummingbird Ltd.                       Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359            Tel: 416-496-2200 ext. 2623
daniel.coombes@hummingbird.com         michele.stevenson@hummingbird.com

                                                                    Document 10

[HUMMINGBIRD LOGO OMITTED]

              KMWorld Magazine Names Hummingbird Enterprise(TM) and
                RedDot XCMS(TM) "Trend-Setting Products of 2006"
          Hummingbird Enterprise recognized for fourth consecutive year

Toronto, Ontario and New York, NY - August 28, 2006 - Hummingbird Ltd. (NASDAQ:
HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that KMWorld magazine has named both Hummingbird Enterprise(TM) and RedDot XCMS(TM) Extended Content Management System "Trend-Setting Products of 2006." RedDot Solutions is a Hummingbird company.

"Assembling the list of Trend-Setting Products of 2006 is a year-long collaborative effort with editorial colleagues and analysts and, especially, users," says Hugh McKellar, KMWorld editor in chief. "Roughly 1,500 products from some 300 vendors were considered, and the ones listed here demonstrate exquisite execution designed for, and with input from, the most important constituency of them all - their customers."

Hummingbird Enterprise
Hummingbird Enterprise represents the evolution of enterprise content management. The integrated platform offers global organizations solutions to manage business information such as documents, records, virtual deal room discussions, e-mail, and financial data. With Hummingbird Enterprise organizations are provided with a true framework to deploy content-driven industry and process-specific solutions such as regulatory compliance, contract management, correspondence management and practice support for law firms. Customers are able to mitigate risk, reduce costs, and generate business advantage.

"Hummingbird Enterprise has helped the City of Scottsdale gain easier access to public documents and records and allows our staff to respond quicker to constituent information requests, improving overall efficiencies," said Judy Silverthorn, Project Manager, City of Scottsdale, Arizona. "We are delighted to see Hummingbird Enterprise recognized as a trend-setting product once again this year."

RedDot XCMS
RedDot XCMS Extended Content Management System is the only ECM solution for the mid-market to securely deliver enterprise content to Web sites, extranets or intranets. With XCMS, business users manage all the elements of unstructured content that flow throughout their organization from a single, familiar interface. The solution's modular setup allows organizations to develop a phased approach to fulfilling their content management needs, so each module can be added as needed. RedDot XCMS management modules include Web Content Manager, Document Manager, Collaboration Manager, and Business Process Manager.

"It's exciting to see RedDot's XCMS receive this accolade, especially since The Alberta Motor Association was an early adopter of XCMS," stated Rod Hodgson, Manager of Web Services at the Alberta Motor Association (AMA). "RedDot XCMS provides user-friendly management of documents and unstructured content across AMA's personalized corporate intranet."

"Hummingbird is uniquely positioned to deliver tailored enterprise content management solutions to large and mid-sized organizations worldwide, leveraging both Microsoft(R) desktop and Web environments," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "We are pleased that KMWorld editors have acknowledged our position in the marketplace by recognizing both Hummingbird Enterprise and RedDot XCMS as trend-setting products of 2006."

Earlier this year, Hummingbird received two additional accolades from KMWorld: in July, Hummingbird received a KMWorld Readers' Choice Award for being a leading provider of content and document management solutions to the legal marketplace; and in February, Hummingbird was named one of the `100 Companies that Matter in Knowledge Management' for the sixth consecutive year.

The complete results of KMWorld's Trend-Setting Products of 2006 are featured in the September 2006 issue of KMWorld magazine and are also available on its Web site at www.kmworld.com

About KMWorld Magazine
The leading information provider serving the Knowledge Management systems market, KMWorld (with a focus on Content, Document and Knowledge Management) informs more than 51,000 subscribers about the components and processes -- and subsequent success stories -- that together offer solutions for improving business performance.

About RedDot Solutions
----------------------
RedDot Solutions, a Hummingbird company, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS(TM) (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process workflow, personalization and collaboration. More than 1,700 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade rely on RedDot to increase productivity, improve operational efficiency and reduce risk. For more information, please visit: http://www.reddot.com/.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.


Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359             Tel: 416 496-2200 ext. 2623
daniel.coombes@hummingbird.com          michele.stevenson@hummingbird.com

In the U.S.:
Elizabeth Torrie Zwaryczuk
Director of Public Relations
RedDot Solutions Corporation
212-425-3988, ext. 215
elizabeth.torrie@reddot.com

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                                                                    Document 11

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[HUMMINGBIRD LOGO OMITTED]


       Oshyn and RedDot Partner to Deliver Premium Web Content Management
                       Solutions for .NET-based Platforms
  Oshyn's partnership with RedDot provides the leading solution for enterprise content management implementation on .NET-based platforms

Toronto, Ontario, Los Angeles, CA and New York, NY - August 30, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced a partnership with Oshyn, a leading independent provider of Web design, content management deployment and application usability engineering, and RedDot Solutions, a Hummingbird company, in which Oshyn will provide expert implementation and integration services for RedDot's Web Content Management Solution (CMS) for mid-market organizations leveraging .NET-based platforms.

Oshyn's expertise and experience in implementation and integration services provides RedDot customers with an inclusive, customized, and effective CMS foundation. Built on the latest .NET-based platform technology, RedDot/Oshyn solutions allows organizations to compile content and document repositories, and to quickly and easily create, edit, and update content to produce a unique and dynamic online experience for end users.

RedDot CMS enables all content creators with the ability to create and publish content online - even those with no knowledge of basic Web design. As soon as content creators review and publish information, it becomes available via their Web site or portal.

"We have worked with many Web content management solutions and have consistently found success for our clients through RedDot CMS. Because of its ease of use and its wealth of features and functionality, RedDot offers the best solution for organizations with .NET-based platforms," said Travis Cole, Oshyn COO. "CMS suppliers around the world are straining to provide adequate implementation services amid a general shortage of experienced CMS consultants. The partnership between Oshyn and RedDot solves this issue for organizations seeking to efficiently implement a premium Web content management solution."

 "Oshyn provides expert services, advice and the solutions that businesses and organizations need," said Detlef Kamps, president of RedDot Solutions. "This partnership is an excellent channel to offer RedDot content management solutions to serve clients who are leveraging .NET-based platforms."

About Oshyn
Oshyn, Inc. is a privately held technology implementation services provider headquartered in Los Angeles and serving clients throughout the US. Oshyn strengthens the competitive position of clients by delivering measurable results through the balanced application of strategic technology. Founded in 2001, Oshyn provides teams of dedicated, professional and experienced individuals with expertise in various areas including technology, creative design, usability and business and program management. For more information on Oshyn, please visit: http://www.oshyn.com.

About RedDot Solutions
RedDot Solutions, a Hummingbird company, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS(TM) (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process workflow, personalization and collaboration. More than 1,700 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade rely on RedDot to increase productivity, improve operational efficiency and reduce risk. For more information, please visit: http://www.reddot.com/.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:
Dan Coombes                                    Michele Stevenson
Director, Investor Relations                   Sr. Manager, Corp. Communications
Hummingbird Ltd.                               Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359                    Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com                    michele.stevenson@hummingbird.com

In the U.S.:                                   At Oshyn:
Elizabeth Torrie Zwaryczuk                     Travis Cole
Director of Public Relations                   Chief Operating Officer
RedDot Solutions                               213.483.1770
212-425-3988, ext. 215                         info@oshyn.com
elizabeth.torrie@reddot.com

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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HUMMINGBIRD LTD.
                                       ----------------------------------------
                                                     (Registrant)

Date:  September 1, 2006               By: /S/ BARRY A. LITWIN
       -------------------------           ------------------------------------
                                           Name:  Barry A. Litwin
                                           Title: President and Chief Executive
                                                  Officer